

May 7, 2024

Carlos Macau
Chief Financial Officer
HEICO CORP
3000 Taft Street
Hollywood , Florida 33021

Re: HEICO CORP
Form 10-K for the fiscal year ended October 31, 2023
File No. 001-04604

Dear Carlos Macau:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended October 31, 2023

Critical Accounting Estimates, page 44

1. In future filings, please enhance your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

Notes to Consolidated Financial Statements
4. Goodwill and Other Intangible Assets, page 85

2. Please disclose the weighted-average amortization period for your intangible assets subject to amortization in total and by major intangible asset class. See ASC 350-30-50-

1(a)(3).

Schedule II - Valuation and Qualifying Accounts, page 127

3.   We note that you partially attribute the increases in your allowance for doubtful accounts and inventory valuation reserves to "addition from acquisitions." Tell us how your accounting treatment complies with ASC 805-20-30-4, which indicates that acquirers shall not recognize a separate valuation allowance as of the acquisition date for assets acquired in a business combination that are measured at their acquisition-date fair values because the effects of uncertainty about future cash flows are included in the fair value measure. In doing so, tell us how you determined the acquisition-date fair values of accounts receivable and inventory acquired in business combinations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing